Exhibit 99.1

Enerplus Announces Cash Distribution for January 2011

CALGARY, Dec. 20 /CNW/ - Enerplus Resources Fund (the "Fund") (TSX - ERF.un, NYSE - ERF) is pleased to announce that a cash distribution in the amount of CDN$0.18 per unit will be payable on January 20, 2011 to all Unitholders of record on December 31, 2010. The ex-distribution date for this payment is December 29, 2010.

The CDN$0.18 per unit distribution is equivalent to approximately US$0.18 per unit if converted using a Canadian/US dollar exchange ratio of 1.01. The U.S. dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Holders of Enerplus Exchangeable Limited Partnership Class B units of record on December 31, 2010 will be eligible to receive a distribution of CDN$0.0765 per unit on January 20, 2011 based on the exchange ratio of 0.425 of a Fund trust unit for each Enerplus Exchangeable Limited Partnership Class B unit.

Earlier this month, the Fund received both Unitholder and court approval to convert from an income trust to a corporation named Enerplus Corporation, pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and related transactions. The corporate conversion is expected to be completed on January 1, 2011. The distribution payable on January 20, 2011 will be the last cash distribution paid by the Fund to all trust Unitholders and holders of exchangeable partnership units. The first dividend to all Enerplus shareholders of record on February 10, 2011 is expected to be paid on February 20, 2011.

Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

Gordon J. Kerr

President & Chief Executive Officer

Enerplus Resources Fund

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information:

please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Resources Fund

CNW 06:00e 20-DEC-10